


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2014
WASH, D.C.
194
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ______ TO ______

For the fiscal year ended December 31, 2013

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-08052

TORCHMARK CORPORATION
SAVINGS AND INVESTMENT PLAN
3700 South Stonebridge Drive
McKinney, Texas 75070
469-525-4253
(Full title of the Plan)

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
(Name of issuer of the securities held pursuant to the plan)



LANE GORMAN TRUBITT PLLC
Accountants & Advisors

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Torchmark Corporation Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Torchmark Corporation Savings and Investment Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LANE GORMAN TRUBITT, PLLC

Dallas, Texas
June 27, 2014

Members of AICPA & The Leading Edge Alliance
2626 Howell Street | Suite 700 | Dallas, TX 75204-4064 | 214.871.7500 | Fax 214.871.0011 | Toll Free 877.231.7500 | www.lgt-cpa.com

TORCHMARK CORPORATON SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

December 31, 2013 and 2012

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31, 2013	December 31, 2012
ASSETS		
Investments, at fair value:		
Torchmark Corporation common stock	$ 53,178,105	$ 39,839,430
Waddell & Reed Financial, Inc. class A common stock	7,681,751	4,744,190
Pooled separate accounts	57,184,711	46,964,369
Unallocated annuity contract	33,869,465	34,437,333
Short-term investments	1,890,985	1,356,053
	153,805,017	127,341,375
Notes receivable from participants	1,159,145	1,366,438
Contributions receivable - employee	-	203,761
Contributions receivable - employer	-	92,098
Accrued investment income	115,679	94
Net assets available for benefits at fair value	155,079,841	129,003,766
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(871,220)	(2,766,568)
Net assets available for benefits	$ 154,208,621	$ 126,237,198

See accompanying notes to financial statements.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,	
	2013	2012
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$ 748,342	$ 714,769
Dividends on pooled separate accounts and unallocated annuity contract	952,307	962,831
Interest income - notes receivable from participants	54,589	58,221
Interest income - short-term investments	351	1,787
	1,755,589	1,737,608
Net appreciation in fair value of investments	34,628,896	14,612,377
Contributions:		
Participant contributions	5,339,871	4,701,533
Rollover contributions	305,461	190,644
Employer contributions	2,064,198	2,125,635
ING Settlement	50,917	-
	7,760,447	7,017,812
Total additions	44,144,932	23,367,797
Benefits paid to participants	16,173,509	20,598,611
Net increase in net assets	27,971,423	2,769,186
Net assets available for benefits:		
Beginning of plan year	126,237,198	123,468,012
End of plan year	$ 154,208,621	$ 126,237,198

See accompanying notes to financial statements.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Torchmark Corporation Savings and Investment Plan (the "Plan") was adopted on February 15, 1982 by the Board of Directors of Torchmark Corporation ("Torchmark") and began operating on April 5, 1982.

Valuation of Securities

The investment in common stock of Torchmark is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2013 and 2012 was $78.15 and $51.67, respectively.

The investment in Waddell & Reed Financial, Inc. ("Waddell & Reed") common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock at December 31, 2013 and 2012 was $65.12 and $34.82, respectively.

Short-term investments / mutual funds are valued at the net asset value of shares.

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds via pooled separate accounts including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and municipalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and, (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in pooled separate accounts are recorded at the fair value of the underlying investments.

The Plan offers an investment in an unallocated annuity contract of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the trustee. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value is equal to contributions received plus interest credited, less payments, withdrawals or transfers. The interest rate credited on the unallocated annuity contract varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The rate for 2013 was 3.00%. The interest rate credited for January 1 – June 30, 2012 was 3.15%, the rate for July 1 – December 31, 2012 was 3.00%. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

United States Generally Accepted Accounting Principles ("US GAAP") require investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the unallocated annuity contract and the adjustment from fair value to contract value. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Plan's interest in the unallocated annuity contract is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with US GAAP requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain balances in the accompanying financial statements related to rollover contributions have been reclassified to agree to current year presentation.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue Recognition

Dividend and interest income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative Expenses

Administrative expenses of the Plan are paid by Torchmark and its affiliates.

Federal Income Taxes

Torchmark received a determination letter dated April 12, 2010 from the Internal Revenue Service ("IRS") stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC"), and therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE B - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participant Contributions

To be eligible to participate, an employee must complete a year of credited service with a sponsoring employer. Employees of Liberty National Life Insurance Company and United Investors Life Insurance Company (see below) must have been employed prior to January 1, 1995 to be eligible. Eligible employees, upon enrollment, can contribute up to 30% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts. The Plan was amended effective January 1, 2007. Participant contributions, which had previously been made on an after-tax basis, are no longer permitted. All participant contributions after January 1, 2007 are made on a pre-tax salary deferred basis under a traditional 401(k) plan. Effective January 1, 2007, the Plan was amended such that any employee who becomes an eligible employee on or after January 1, 2007 and does not affirmatively elect otherwise shall be automatically enrolled with salary deferrals of 3%.

NOTE B - DESCRIPTION OF PLAN (Continued)

Participating Employer Contributions

Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 100% of the participant's contribution equal to 1% of compensation and 50% of a participant's contributions of the next 5% of a participant's contribution (limited to 6% of participant's compensation).

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

Notes Receivable from Participants

Any actively employed participant may apply for a Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan is made or 50% of the participant's vested account balance. A participant may not take more than one loan per calendar year, and a participant may not have more than one outstanding loan at a time. Loans are secured by the participants' account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published in the Wall Street Journal on the last business day of the month plus 1%.

Notes Receivable from participants is measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Participating Employers

At the end of 2013 and 2012, the following companies were participating employers in the Plan:

Liberty National Life Insurance Company, "Liberty National", (Birmingham, Alabama)

Globe Life and Accident Insurance Company, "Globe", (Oklahoma City, Oklahoma)

American Life and Accident Insurance Company, "American Life", a subsidiary of Globe, (Dallas, Texas)

United American Insurance Company, "United American", (Dallas, Texas)

Torchmark Corporation, "Torchmark", (Dallas, Texas)

Globe Marketing Services, Inc., "Globe Marketing", (Oklahoma City, Oklahoma)

Family Heritage Life Insurance Company, "Family Heritage", (Cleveland, Ohio)

All participating employers are either direct or indirect wholly owned subsidiaries of Torchmark.

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. The participant's employer accounts are vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-forfeitable Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

NOTE B - DESCRIPTION OF PLAN (Continued)

Benefit Payment Provisions

At termination of employment, participants may withdraw all of their participant accounts and the vested portion of their employer accounts. Participants may make non-emergency in-service withdrawals of all or a portion of their after-tax participant account and all or a portion of their after-tax employer account, if fully vested. If any portion of the after-tax employer account is withdrawn, the participant may not make contributions to the Plan for six months following such withdrawal. Withdrawals prior to termination of employment are also allowed under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59½ for any reason. Benefits are recorded when paid. Participants are charged a $25 fee for processing a non-emergency in-service; age 59 ½ or hardship withdrawals. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in "Benefits paid to participants."

Termination of the Plan

Although it has expressed no intent to do so, Torchmark has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures

If an employee incurs five consecutive "one year breaks in service" for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had unallocated forfeitures of $221,870 and $128,633 at December 31, 2013 and 2012, respectively. The plan did not apply forfeitures to reduce employer match for either year.

NOTE C- INVESTMENTS

The following investments represent 5% or more of the Plan's net assets available for benefits:

	December 31,	
	2013	2012
Torchmark Corporation common stock	$ 53,178,105	$ 39,839,430
Unallocated annuity contract – ING Fixed Account	33,869,465	34,437,333

During the years ended December 31, 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,	
	2013	2012
Common stocks	$ 23,197,559	$ 8,457,770
Pooled separate accounts	11,431,337	6,154,607
	$ 34,628,896	$ 14,612,377

NOTE D - FAIR VALUE MEASUREMENTS

US GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2013.

Short term investments /mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled separate accounts: Valued at the net asset value of units held by the Plan at year end. The net asset value of these accounts is based on the market value of its underlying investments. The net asset value is not a publicly-quoted price in an active market.

Unallocated annuity contract: Valued by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Common stocks	$ 60,859,856	$ -	$ -	$ 60,859,856
Short Term Investments	1,890,985	-	-	1,890,985
Pooled separate accounts				
Small Cap / Mid Cap	-	14,230,650	-	14,230,650
Large Cap Value	-	10,965,298	-	10,965,298
Large Cap Growth	-	4,856,877	-	4,856,877
Global / International	-	5,349,406	-	5,349,406
Asset Allocation / Large Blend	-	11,253,515	-	11,253,515
Bonds	-	6,305,232	-	6,305,232
Balanced	-	4,223,733	-	4,223,733
Unallocated annuity contract	-	-	33,869,465	33,869,465
Total assets at fair value	$ 62,750,841	$ 57,184,711	$ 33,869,465	$ 153,805,017

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's investments measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Common stocks	$ 44,583,620	$ -	$ -	$ 44,583,620
Short Term Investments	1,356,053	-	-	1,356,053
Pooled separate accounts				
Small Cap / Mid Cap	-	7,673,997	-	7,673,997
Large Cap Value	-	8,965,696	-	8,965,696
Large Cap Growth	-	6,430,151	-	6,430,151
Global / International	-	4,608,507	-	4,608,507
Asset Allocation / Large Blend	-	7,750,465	-	7,750,465
Bonds	-	7,896,502	-	7,896,502
Balanced	-	3,639,051	-	3,639,051
Unallocated annuity contract	-	-	34,437,333	34,437,333
Total assets at fair value	$ 45,939,673	$ 46,964,369	$ 34,437,333	$ 127,341,375

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31:

	2013	2012
Balance, beginning of year	$ 34,437,333	$ 35,708,142
Purchases	2,218,165	2,106,747
Sales	(4,278,939)	(5,925,740)
Transfers in	5,338,652	3,863,295
Transfers out	(1,950,398)	(1,486,055)
Change in adjustment to fair value from contract value of fully benefit responsive investment contracts	(1,895,348)	170,944
Balance, end of year	$ 33,869,465	$ 34,437,333

Transfers in and out of level 3 are a result of participants changing their investment mix, and are recognized as of the actual date of the event that caused the transfer.

NOTE E - RELATED PARTY TRANSACTIONS

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, were handled by Investors Bank & Trust, a party-in-interest to the Plan, during 2013 and 2012, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Investors Bank & Trust Investcash Fund.

NOTE F – PLAN AMENDMENT

In November 2012, the Plan was amended. New non-commissioned Employees of Liberty National Life Insurance Company hired after January 1, 2012 will be eligible to participate in the Plan. In addition any new Employee eligible to participate in the Plan will be allowed to begin deferrals into the Plan 30 days after hire, but without any Company match until the first anniversary of the employee's hire, at which time the Company will begin to match subsequent deferrals.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Schedule H, Part IV, Line 4i
Schedule of Assets (Held at the End of the Year)

December 31, 2013

Identity of Issue	Description of Investment	Current Value
* Torchmark Corporation	680,462 shares $1 par value common stock	$ 53,178,105
Waddell & Reed Financial, Inc.	117,963 shares $1 par value class A common stock	7,681,751
* ING Financial Advisers, LLC	Pooled Separate Accounts:	
	167,305 units BlackRock Health Sciences Opportunities	2,711,069
	17,535 units Columbia Mid Cap Index Fund	284,250
	152,304 units EuroPacific Growth	4,545,658
	115,928 units Fidelity VIP Contrafund	6,567,722
	175,238 units Income Fund of America	4,223,733
	20,310 units ING American Century Small-Mid Cap Value Portfolio	592,184
	76,140 units ING GNMA Income	1,260,860
	49,420 units ING Pimco High Yield Portfolio	936,879
	110,151 units ING Pimco Total Return Portfolio	2,042,163
	16,968 units ING Templeton Foreign Equity	202,605
	106,905 units ING T. Rowe Price Diversified Midcap Growth Portfolio	2,725,510
	97,590 units ING US Stock Index Portfolio	1,726,280
	117,688 units Lord Abbett Developing Growth Fund	2,564,001
	37,016 units Lord Abbett Small Cap Value	3,248,078
	3,366 units Oppenheimer Developing Markets Fund	298,701
	11,240 units Oppenheimer International Growth	302,442
	62,179 units RidgeWorth Mid Cap Value Equity Fund	1,175,675
	119,163 units T. Rowe Price 2015 Fund	1,710,069
	58,788 units T. Rowe Price 2020 Fund	875,166
	192,577 units T. Rowe Price 2025 Fund	2,950,447
	30,067 units T. Rowe Price 2030 Fund	472,761
	159,911 units T. Rowe Price 2035 Fund	2,560,120
	15,246 units T. Rowe Price 2040 Fund	246,305
	104,096 units T. Rowe Price 2045 Fund	1,682,985
	13,099 units T. Rowe Price 2050 Fund	211,551
	9,813 units T. Rowe Price 2055 Fund	158,581
	29,778 units T. Rowe Price Retirement Income Fund	385,530
	277,235 units T. Rowe Price Blue Chip Growth Fund	4,856,877
	101,383 units T. Rowe Price Equity Income	2,671,296
	24,009 units T. Rowe Price Science & Technology	929,883
	64,699 units Templeton Global Bond	1,766,561
	21,887 units Vanguard Total Bond Market Index Fund	298,769
		57,184,711
* ING Financial Advisers, LLC	Unallocated Annuity Contract - ING Fixed Account	33,869,465
* Investors Bank & Trust	1,890,985 shares Investors Bank & Trust Investcash Fund	1,890,985
		153,805,017
* Participant Loans	Notes receivable from Plan participants, various interest rates, maturing from 1 to 60 months	1,159,145
		$ 154,964,162

* Indicates a party-in-interest to the Plan

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 28, 2014 into Form S-8 of the Torchmark Corporation Savings and Investment Plan (Registration No. 2-76378) (incorporated by reference from Exhibit 23 to Form 10-K for the year ended December 31, 2013).

99(a) – (2) Consent of Lane Gorman Trubitt LLP to incorporation by reference of their independent registered public accounting firm report of June 27, 2014, into Form S-8 Registration Statement No. 2-76378.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Torchmark Corporation
Savings and Investment Plan



By:__________________________
Frank M. Svoboda, Member
Administrative Committee



By:__________________________
Cory W. Newman, Member
Administrative Committee



By:__________________________
Ben W. Lutek, Member
Administrative Committee

Date: June 27, 2014


LGT
LANE GORMAN TRUBITT PLLC
Accountants & Advisors

Exhibit 99 (a) -- (2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-76378) pertaining to the Torchmark Corporation Savings and Investment Plan, of our report dated June 30, 2014, with respect to the financial statements and supplemental schedule of the Torchmark Corporation Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2013.

LANE GORMAN TRUBITT, PLLC

Dallas, Texas
June 27, 2014